Exhibit 99.6

[Crescent Capital VI letterhead]

May 9, 2008

Via Fed Ex and Email

Board of Directors

Cowlitz Bancorporation

927 Commerce Ave.

Longview, Washington 98632

Re:          Duties of Directors

Ladies and Gentlemen:

Almost exactly one year ago, Crescent Capital VI, LLC publicly disclosed that it owned approximately 9.8% of the outstanding shares of Cowlitz Bancorporation.  At the time, Cowlitz’ common stock was trading at $17.32 per share.   Cowlitz common stock closed yesterday at $10.25.

In our Schedule 13D filed on May 4, 2007, we indicated that Crescent intended to engage in dialogue with management of Cowlitz to discuss our ideas concerning Cowlitz’ business plan, including possible collaboration between Crescent and Cowlitz.

On June 19, 2007, Steve Wasson and I met with Phillip Rowley, Chairman of the Board of Directors, Richard Fitzsimmons, Chief Executive Officer, and Ernie Ballou, Vice President.  At that meeting, we disclosed Crescent’s vision of Cowlitz remaining independent, while pursuing a growth strategy and expanding into high potential markets such as Portland and Seattle.  We were, and remain, convinced that we could assist Cowlitz in accomplishing these goals, while creating significant long-term shareholder value.  At the meeting, we outlined our ideas on how to keep Cowlitz independent and retain existing management by permitting Crescent to have a greater ownership stake (up to 25% of Cowlitz’ common stock), and allowing Crescent to take a greater role at Cowlitz (through representatives on the board of directors and creating a three person committee to direct and monitor growth initiatives).

On July 24, 2007, Mr. Fitzpatrick informed Steve Wasson that the Cowlitz Board of Directors had unanimously rejected our ideas.

On July 27, 2007, Crescent offered to acquire for cash all of Cowlitz’ outstanding shares at a price of $15.00 per share.

On September 7, 2007, Cowlitz rejected Crescent’s $15.00 offer, noting that Crescent’s proposal was not in the long-term best interests of its shareholders, citing, among other concerns, the fact that $15.00 per share was “significantly inadequate.”  The letter noted that continuing the Company’s strategic plan and remaining independent presented the best opportunity for increased shareholder value going forward.

On January 25, 2008, Cowlitz reported a net loss of $3.1 million for the fourth quarter of 2007, with net income for the year of $86,000.  Cowlitz recorded a provision for credit losses of $6.8 million in the fourth quarter of 2007.  The common stock dropped to a low of $7.57 on March 17th.

On March 6, 2008, Steve Wasson met with Phillip Rowley and discussed the current banking environment, deposit pricing, housing, interest rates and related topics.  Mr. Rowley, while disappointed with Cowlitz’ overall results, defended Cowlitz’ and management’s performance in difficult circumstances, noting that management had done the best they could.  Mr. Wasson questioned his assessments, noting that while assets, loans, deposits and expenses had all grown between 16% and 20% in 2007, net interest income had not grown at all and Cowlitz had lost money.  Further, he noted that Cowlitz’s loan loss provision grew 295% in 2007, while non-performing assets grew by 740%.  Mr. Wasson questioned management’s capabilities to manage through this business cycle, because they had allowed these problems to occur, instead of avoiding them.

Mr. Wasson noted that more than 50% of stockholders (including Crescent) are unhappy with Cowlitz’s results, especially with the stock price falling 47%, from $14.48 to $7.57 in less than six months.  He observed that Crescent’s involvement at the Board level would have brought substantial experience in the residential building industry and greater insight into the real estate market and home builder risks, something that is sorely lacking on the Board.  Mr. Wasson renewed his request that the Board consider appointing a representative of Crescent to the board of directors.

On April 21, 2008, Mr. Rowley called Mr. Wasson to inform him that the Board had considered Crescent’s renewed request and again declined to appoint a Crescent representative to the Board, stating that it was not appropriate or in the long term interest of the shareholders.

We are deeply disturbed by the Board’s rejection of a large shareholder’s invitation to provide greater insight and expertise at the board level, especially in light of the dismal performance of the bank over the past 12 months.

The current real estate and credit issues affecting the bank’s profitability caught Cowlitz by surprise.  That’s a shame.  Warning signs were clearly visible, as real estate markets across the country were in free fall months before impacting Cowlitz’ markets.  Management apparently ignored the warning signs, and failed to take appropriate action.  And, where was the board of directors?  Where was the oversight that shareholders expect directors to exercise?

Now, the stock is down 43% over the past year.  And yet, the Board rejected out-of-hand an offer from Crescent last summer at $15.00 per share, a 50% premium to the current market price (and a 98% premium to the stock price in March).  Further, Cowlitz’ proxy discloses that the executive officers received cash bonuses for 2007 ranging from 21% to 28% of base salary despite recent losses and a 43% stock decline. Incentives paid to executive officers at a time when the company has demonstrated such poor performance reflects the Board’s failure to advance shareholder interests, especially at a time when shareholder value has so dramatically declined. What is the Board’s plan going forward?  Cowlitz’ first quarter earnings are 31% below 2007 first quarter earnings.  With a slowing economy (and likely recession), as well as weak real estate markets, how does Cowlitz propose to return to the net income levels of one year ago?  How can the Board have any confidence that, after the second half performance of 2007, management can avoid further pitfalls?

From our perspective, the Board has not exercised its fiduciary responsibility to all shareholders by its:

•                  Failure to adequately consider Crescent’s offer of $15.00 per share

•                  Unwillingness to consider alternative viewpoints

•                  Failure to monitor portfolio risks Cowlitz was incurring

•                  Failure to mitigate risks of the current economic climate and real estate downturn

These failures have had an obvious effect:  the dismal financial performance of Cowlitz in the past year and the diminished value of the company.

While directors are not guarantors of shareholder value, directors do have duties to shareholders.  Directors must exercise good judgment, be adequately informed, and take actions to improve shareholder value.  We believe the Board’s failures are apparent.

As a result, we intend to seek regulatory approval to permit Crescent to purchase additional shares and thereby potentially increase our influence on the Board of Directors.

Sincerely,

Crescent Capital VI, LLC

/s/ Jeffery D. Gow
Jeffery D. Gow, Managing Member